

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2020

Christopher Richards
Chief Financial Officer
SILVER BULL RESOURCES, INC.
777 Dunsmuir Street
Suite 1610
Vancouver, British Columbia V7Y 1K4

> **Re: SILVER BULL RESOURCES, INC.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 23, 2020**
> **File No. 001-33125**

Dear Mr. Richards:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement Filed October 23, 2020

About the Special Meeting
Why is the Company seeking approval to increase the number of authorized shares of Silver Bull common stock?, page 5

1.   We note that the proposed increase in the number of authorized shares is materially related to an option agreement dated as of August 12, 2020 and would enable the Company to issue shares pursuant to such agreement, disclosed in a Form 8-K filed on August 18, 2020. However, it does not appear that you have included the option agreement as an exhibit nor filed the option agreement as an exhibit to the Form 8-K in accordance with Item 1.01 of Form 8-K. Please amend your proxy statement to include the option agreement as an exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Boonstra